Condensed Consolidated Interim Financial Statements
(Expressed in Thousands of United States Dollars)

TAHOE RESOURCES INC.

(Unaudited)

Three and Six Months Ended June 30, 2011 and 2010

August 4, 2011

Condensed Consolidated Balance Sheets (Unaudited) (Expressed in Thousands of United States Dollars)

		June 30,	December 31,
	Notes	2011	2010
Assets
Current assets:
Cash and cash equivalents		$373,214	$436,462
Short-term inv estments	(3)	62,390	-
Other current assets		386	201
		435,990	436,663
Non-current assets:
Mineral property, land and equipment, net	(4)	528,005	521,432
Deposits		3,783	25
		531,788	521,457

Total Assets		$967,778	$958,120

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$5,972	$2,595
Income tax payable		296	197
		6,268	2,792

Non-current liabilities:
SARs liability	(5)	649	269
Total Liabilities		6,917	3,061

Shareholders’ equity:
Share capital		969,664	951,135
Reserves		12,318	11,934
Deficit		(21,121)	(8,010)
Total Shareholders' Equity		960,861	955,059

Total Liabilities and Shareholders' Equity		$967,778	$958,120

See accompanying notes to condensed consolidated interim financial statements.

APPROVED BY THE DIRECTORS

Dan Rovig (signed)	Kevin McArthur (signed)
Director	Director and Chief Executive Officer

August 4, 2011	1

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information)

	Three months		Six months
	ended June 30,		ended June 30,
	2011	2010	2011	2010
Expenses:
Share based payments	$3,565	$2,739	$6,824	$2,739
Salaries	2,336	534	4,245	574
Exploration drilling & assays	2,321	260	3,171	260
Office services and rental	2,832	667	3,989	687
Mine engineering	632	331	1,784	331
Consulting	2,502	37	3,269	205
Legal and structuring costs	157	122	565	414
Other	2,461	201	3,543	300
	(16,806)	(4,891)	(27,390)	(5,510)
Foreign exchange gain	2,540	1,058	12,321	1,061
Interest income	1,027	26	2,057	26
Loss for the period before income tax	(13,239)	(3,807)	(13,012)	(4,423)
Income tax expense	99	-	99	-
Loss for the period	(13,338)	(3,807)	(13,111)	(4,423)
Other com prehensive loss	-	-	-	-

Net comprehensive loss	$(13,338)	$(3,807)	$(13,111)	$(4,423)
Loss per share:
Basic and diluted loss per share	$(0.09)	$(0.13)	$(0.09)	$(0.29)
Weighted average number of shares outstanding	143,051,454	28,972,998	142,473,643	15,189,740

See accompanying notes to condensed consolidated interim financial statements.

August 4, 2011	2

Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in Thousands of United States Dollars)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2011	2010	2011	2010
Cash provided by (used in):
Operations:
Net loss for the period	$(13,338)	$(3,807)	$(13,111)	$(4,423)
Items not inv olving cash:
Depreciation	156	-	173	-
Share based payments	3,404	2,739	6,663	2,739
Foreign exchange gain	(2,540)	(1,058)	(12,321)	(1,061)
Interest income	(1,027)	(26)	(2,057)	(26)
Others, net	16	-	126	-
Changes in non-cash working capital and other:
Other current and noncurrent assets	1,481	(309)	(3,701)	1,088
Accounts payable and accrued liabilities	424	877	3,340	(320)
Accrued taxes	99	-	99	-
	(11,325)	(1,584)	(20,789)	(2,003)
Investing
Interest received	1,027	26	2,057	26
Mineral property acquired	-	(226,781)	-	(226,781)
Property, plant and equipment additions	(4,569)	(532)	(7,114)	(567)
Purchase of short-term investments	(62,390)	-	(62,390)	-
	(65,932)	(227,287)	(67,447)	(227,322)

Financing:
Issuance of share capital under IPO and over-allotment, net of issuance costs	-	342,064	-	342,064
Proceeds received on founders shares	-	1,500	-	1,500
Proceeds received from directors loans	-	-	-	1,786
Proceeds from issuance of common shares on exercise of underwriter warrants and stock options	154	-	13,260	-
Share issuance costs	-	-	(593)	-
	154	343,564	12,667	345,350

Effect of exchange rates on cash and cash equivalents	2,540	1,058	12,321	1,061
Increase (decrease) in cash	(77,103)	114,693	(75,569)	116,025
Cash and cash equivalents, beginning of period	447,777	1,335	436,462	-
Cash and cash equivalents, end of period	$373,214	$117,086	$373,214	$117,086

See accompanying notes to condensed consolidated financial statements.

August 4, 2011	3

Condensed Consolidated Statement of Changes in Equity (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) June 30, 2011

				Share Based
		Number	Share	Payments
	Notes	of Shares	Capital	Reserve	Deficit	Total
Issuance of one share on incorporation, at CAD$1.00 being balance at December 31, 2009		1	$-	$-	$-	$-
Shares issued on conversion of
Director loans:
Converted at CAD$0.25 per share		1,600,000	385	-	-	385
Converted at CAD$2.00 per share		750,000	1,401	-	-	1,401
Shares issued for cash:
Issued to Directors at CAD$2.00 per share		750,000	1,500	-	-	1,500
Initial Public Offering at CAD$6.00 per share, net of issuance costs		58,000,000	301,184	7,478	-	308,662
Over allot ment at CAD$6.00 per share, net of issuance costs		5,800,000	32,028	-	-	32,028
Shares issued to non-employee as compensation for serv ices		60,000	340	-	-	340
Shares issued on acquisition of mineral property		48,130,304	273,413	-	-	273,413
Shares issued under Restricted Share
Award (RS As) compensat ion plan:
Issued to Directors		60,000	364	-	-	364
Share based payments		-	-	2,375	-	2,375
Net Income (Loss)		-	-	-	(4,423)	(4,423)
Balance June 30, 2010		115,150,305	610,615	9,853	(4,423)	616,045
Initial Public Offering at CAD$6.00 per share, issuance costs		-	(246)	(394)	-	(640)
Underwrit ers Warrants exercised at CAD$6.00 per share		762,140	6,014	(1,532)	-	4,482
Exercise of stock options		2,500	16	(16)	-	-
Underwrit ten offering at CAD 14.10 per share, net of issuance costs		24,959,692	334,736	-	-	334,736
Share based payments		-	-	4,023	-	4,023
Net Income (Loss)		-	-		(3,587)	(3,587)
Balance December 31, 2010		140,874,637	951,135	11,934	(8,010)	955,059
Shares issued for cash:
Underwrit ers Warrants exercised at CAD$6.00 per share		2,132,785	17,389	(4,311)	-	13,078
Exercise of stock options		10,000	181	(81)	-	100
Underwrit ten offering at CAD$14.10 per share issuance costs		-	(24)	-	-	(24)
Shares issued under Restricted Share
Award (RS Us) compensat ion plan:		35,000	728	-	-	728
Shares issued under Share Award (DSAs) compensation plan:		42,000	255	(255)	-	-
Share based payments		-	-	5,031	-	5,031
Net Income (Loss)		-	-	-	(13,111)	(13,111)
Balance June 30, 2011		143,094,422	$969,664	$12,318	$(21,121)	$960,861

See accompanying notes to condensed consolidated interim financial statements.

August 4, 2011	4

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended June 30, 2011

1.	Operations:

Tahoe Resources Inc. (the “Company”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009 under the name of CKM Resources Inc. On January 13, 2010, the Company changed its name to Tahoe Resources Inc. These condensed consolidated financial statements include the accounts of the Company and its subsidiaries (together referred to as the “Group”). Its principal business activity is the acquisition, exploration and development of mineral properties in the Americas for the mining of precious metals.

2.	Significant accounting policies:

(a)

Basis of presentation:
The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Statements of the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The condensed consolidated financial statements do not include all of the information required for full annual financial statements and should therefore be read in conjunction with the Company's annual consolidated financial statements and the notes thereto for the year ennded December 31, 2010.

These condensed consolidated financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's annual consolidated financial statements for the year ended December 31, 2010.

These condensed consolidated interim financial statements have been prepared on a historical cost basis. The condensed consolidated financial statements are presented in United States dollars, which is the Company’s and all of its subsidiaries’ functional currency, rounded to the nearest thousand dollars.

The Board of Directors authorized issuance of the condeensed consolidated financial statements on August 3, 2011.

(b)

New standards and interpretations not yet adopted:
A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the period ended June 30, 2011, and have not been applied in preparing these condensed consolidated financial statements. None of these standards are expected to have a significant effect on the consolidated financial statements of the Group.

3.	Short-term investments:

Short-term investments are comprised of Guaranteed Investment Certificates held at large Canadian financial institutions. These investments had terms to maturity of greater than 90 days when acquired.

August 4, 2011	5

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended June 30, 2011

4.	Mineral property, plant and equipment:

	Other capital
	expenditures,
	plant and	Mineral property
	equipment	and land	Total
Cost
Balance at December 31, 2010	$917	$520,534	$521,451
Additions	3,204	3,542	6,746
Balance at June 30, 2011	$4,121	$524,076	$528,197

Accumulated Depreciation
Balance at December 31, 2010	$(19))	$-	$(19)
Additions	(173))	-	(173)
Balance at June 30, 2011	$(192))	$-	$(192)

Carrying Amounts
At December 31, 2010	$898	$520,534	$521,432
At June 30, 2011	$3,929	$524,076	$528,005

5.	Share based payments:

Share-based compensation arrangements

During the six-months ended June 30, 2011, the Company issued the following awards under its share-based payment arrangements:

Share option program (equity-settled)

On March 3, 2011, the Company granted stock options to employees for the acquisition of up to 345,000 common shares exercisable at the price of CAD$17.56 per share on or before March 3, 2016. The options vest over three years in three equal tranches beginning on March 3, 2012.

On May 3, 2011, the Company granted stock options to Directors and employees for the acquisition of up to 45,000 and 42,000 common shares, respectively, exercisable at the price of CAD$19.74 per share on or before May 3, 2016. The options vest over three years in three equal tranches beginning on May 3, 2012.

August 4, 2011	6

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended June 30, 2011

5.	Share based payments (continued):

The number and weighted average exercise price of share options is as follows:

	Weighted average
	exercise price
	CAD$	Number of options
Outstanding at December 31, 2010	6.93	2,547,500
Granted	18.00	432,000
Exercised	14.80	(10,000)
Outstanding at June 30, 2011	8.51	2,969,500
Exercisable at June 30, 2011	6.90	1,691,667

For the three and six months ended June 30, 2011, the Company has recorded $1,375 and $2,465, respectively (2010 -- $2,053 and $2053), of compensation expense relating to the share option program.

Share Awards (equity-settled)

On March 3, 2011, the Company granted 156,000 Deferred Share Awards (DSAs) to executives and employees at the price of CAD$17.56 per share. Compensation cost for DSAs is measured based on the closing price of the stock one day prior to the grant date. The vesting conditions are in three equal tranches beginning on the first anniversary year of the grant date.

On May 3, 2011, the Company granted 35,000 Restricted Share Units (RSUs) to directors at the price of CAD$19.74 per share. The RSUs vested immediately on the grant date.

Number of
Share Awards
Outstanding at December 31, 2010	1,306,000
Granted	191,000
Shares issued	(77,000)
Outstanding at June 30, 2011	1,420,000

For the three and six months ended June 30, 2011, the Company has recorded $2,102 and $3,212, respectively (2010 -- $686 and $686), of com mpensation expense relating to DSAs and RSUs.

At June 10, 2011, 42,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Option and Incentive Share Plan (“Plan”) and $255 was transferred to shareholders’ equity from share based payments reserve.

August 4, 2011	7

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended June 30, 2011

5.	Share based payments (continued):

Share Appreciation Rights (“SARs”) (cash settled)

During the six months ended June 30, 2011, the Company issued 35,000 SARs to employees. The SARs issued have a term of five years from the issue date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date.

Number of SARs
Outstanding December 31, 2010	255,000
Issued	35,000
Exercised	(10,000)
Outstanding at June 30, 2011	280,000
Exercisable on June 30, 2011	58,000

For the three and six months ended June 30, 20111, the Company has recorded $88 and $1,147, respectively (2010 -- $nil and $nil), of compensation expense relating to SARs with a corresponding liability recorded. Prior to settlement, unvested and vested SARs are valued at each period end using the Black-Scholes formula. During the three months ended June 2011, 10,000 SARs were exercised by the holders

Inputs for measurement of grant date fair values

The grant date fair values of the share-based options were measured based on the Black-Scholes formula. Due to the lack of historic information, the expected volatility was estimated by considering the historic average share price volatility from another company with similar assets. The inputs used in the measurement of the fair values at the grant date of the share-based payment plan are the following:

	2011
	Share Option Program		SARs
Grant Date	2-Mar	3-May	17-Jan	1-Feb
Share price at grant date in CAD$	$18.43	$18.53	$13.01	$13.54
Exercise price in CAD$	$17.56	$19.74	$13.74	$14.16
Expected volatility (weighted average volatility)	60%	59%	63%	61%
Option life	5	5	5	5
Expected dividends	-	-	-	-
Risk-free interest rate (based on government bonds)	1.39%	1.39%	1.39%	1.39%
Resulting fair value at grant date in CAD$	$9.69	$9.07	$6.74	$7.52

August 4, 2011	8

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended June 30, 2011

5.	Share based payments (continued): Underwriter warrants (equity-settled)

As at June 30, 2011, warrants to purchase 2,132,785 common shares were exercised, resulting in cash proceeds of $13,078.

			Warrants
	Price		outstanding at		Warrants
Issue	CAD	Expiry	December 31,		Outstanding at
Date	$	Date	2010	Exercised	June 30, 2011
6/8/2010	$6.00	6/8/2012	2,478,900	(1,920,650)	558,250
6/17/2010	$6.00	6/17/2012	267,960	(212,135)	55,825
			2,746,860	(2,132,785)	614,075

6.	Segment information:

The Company conducts its business as a single operating segment, being the mining business in Guatemala. All mineral properties and eqquipment are situated in Guatemala. Substantially all of the cash and cash equivalents are situated in Canada.

7.	Financial risk management:

The Group is exposed to currency risk on cash and cash equivalents, short-term investments and accounts payables that are denominated in a currency other than the functional currency of the Group entities which is the USD. The Group has significannt CAD cash and cash equivalent holdings from cash received from the Company’s IPO and subsequent equity financing.

	June 30,	December 31,
	2011	2010
Cash in CAD$	$255,689	$424,057
Cash in USD$	116,816	10,717
Cash in QTZ*	709	1,688
Short-term investments in CAD$	62,390	-
	$435,604	$436,462
* Guatemalan Quetzales

Additional financial risk management disclosures are included in the consolidated financial statements as at December 31, 2010.

August 4, 2011	9

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended June 30, 2011

8.	Commitments:

The Company has entered into lease agreements for the rental of office facilities that require minimum payments in the aggregate as follows:

2011	$188
2012	248
2013	193
2014	198
2015	117
Total lease commitments	$944

As at August 4, 2011, the Company has signed purchase orders to purchase equipment or receive services as follows:

Power line construction	$1,891
Plant Construction and equipment	32,191
Underground equipment	8,788
Surface equipment	9,260
Portals construction materials & supplies	2,528
Services and others	1,465
$56,123

August 4, 2011	10